Exhibit 99.1

DHX Media to Host Fiscal 2015 Year End and Q4 Analyst Call on Monday, September 28, 2015 at 8:00 a.m. ET

Halifax, NS, 23 September 2015 – DHX Media ("DHX" or the "Company") (NASDAQ: DHXM; TSX: DHX.A, DHX.B), a key player internationally in the creation of content for families and children, will host a conference call for analysts on Monday, September 28, 2015 at 8:00 a.m. ET to discuss the Company’s Fiscal 2015 year-end and fourth-quarter financial results. Media and others may access this call on a listen-in basis. The Company expects to announce its fiscal 2015 year-end and fourth-quarter financial results by press release on Monday, September 28, 2015 at 6:00 a.m. ET.

Conference call numbers:

To access the call, please dial +1(888) 231-8191 toll-free, or +1(647) 427-7450 internationally. Please allow 10 minutes to be connected to the conference call.

Replay: Instant replay will be available beginning approximately two hours after the call on +1(855) 859-2056 toll free, or +1(416) 849-0833, and passcode 32551876, until 11:59 p.m. ET, October 5, 2015.

For more information, please contact:

Investor relations: David Regan – EVP, Corporate Development, DHX Media Ltd.
david.regan@dhxmedia.com
+1 902-425-3814

Financial Media: Shaun Smith – Director, Corporate Communications, DHX Media Ltd.
shaun.smith@dhxmedia.com
+1 416-977-7230

About DHX Media

DHX Media Ltd. (www.dhxmedia.com), a key player internationally in the creation of content for families and children, is recognized globally for such brands as Yo Gabba Gabba!, Caillou, Teletubbies, In the Night Garden, Inspector Gadget, Johnny Test, Slugterra and the multiple award-winning Degrassi franchise. The Company is owner of the Family suite of channels, operated as DHX Television. DHX Media Ltd. markets and distributes its library of more than 11,000 half-hours of entertainment programming worldwide, and licenses its owned properties through its dedicated brand-management and consumer-products business, DHX Brands. DHX Media Ltd.'s full-service international licensing agency, Copyright Promotions Licensing Group Ltd. (CPLG), represents numerous entertainment, sport and design brands. With offices in 15 cities worldwide, including Toronto, Vancouver, Halifax, Los Angeles, London, Paris, Barcelona, Milan, Munich, Amsterdam and Beijing, DHX Media Ltd. is listed on the NASDAQ Global Select Market under the ticker symbol DHXM, and on the Toronto Stock Exchange under the ticker symbols DHX.A and DHX.B.

TORONTO Queen’s Quay Terminal 207 Queens Quay W. Suite 550 Toronto, ON M5J 1A7 +1 416-363-8034	HALIFAX 1478 Queen Street, 2nd Floor Halifax, NS B3J 2H7 +1 902-423-0260	LOS ANGELES Sunset Media Center 6255 West Sunset Blvd., Suite 800 Hollywood, CA 90028 +1 323-790-8840	VANCOUVER 190 Alexander Street, 6th Floor Vancouver, BC V6A 1B5 +1 604-684-2363	LONDON 3 Shortlands London, W6 8PP, UK +44 020-8563-6400

Disclaimer
This press release contains forward looking statements with respect to DHX Media including the timing of the release of financial results. Although the Company believes that the expectations reflected in such forward looking statements are reasonable, such statements involve risks and uncertainties and are based on information currently available to the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations, among other things, include risk factors discussed in materials filed with applicable securities regulatory authorities from time to time including matters discussed under "Risk Factors" in the Company's Annual Information Form for the year ended June 30, 2014, and annual Management Discussion and Analysis, which form part of the Company’s registration statement on Form 40-F filed with the United States Securities and Exchange Commission. These forward-looking statements are made as of the date hereof, and the Company assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

TORONTO Queen’s Quay Terminal 207 Queens Quay W. Suite 550 Toronto, ON M5J 1A7 +1 416-363-8034	HALIFAX 1478 Queen Street, 2nd Floor Halifax, NS B3J 2H7 +1 902-423-0260	LOS ANGELES Sunset Media Center 6255 West Sunset Blvd., Suite 800 Hollywood, CA 90028 +1 323-790-8840	VANCOUVER 190 Alexander Street, 6th Floor Vancouver, BC V6A 1B5 +1 604-684-2363	LONDON 3 Shortlands London, W6 8PP, UK +44 020-8563-6400